ANNUAL MEETING OF STOCKHOLDERS OF

SUN HEALTHCARE GROUP, INC.

May 25, 2006

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To Elect Nine Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

○ Gregory S. Anderson
○ Tony M. Astorga
○ Christrian K. Bement
○ Michael J. Foster
○ Barbara B. Kennelly
○ Steven M. Looney
○ Richard K. Matros
○ Keith W. Pennell
○ Milton J. Walters

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. On the proposal to approve the amendments to the 2004 Equity Incentive Plan.	☐	☐	☐
3. On the proposal to ratify the intended appointment of Ernst & Young LLP as independent public accountants of the Company for the fiscal year ending December 31, 2006.	☐	☐	☐

4. In their discretion, proxies are authorized to transact and vote upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE TODAY.

Signature of Stockholder ____________ Date: ______ Signature of Stockholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SUN HEALTHCARE GROUP, INC.

ANNUAL MEETING OF STOCKHOLDERS

May 25, 2006

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints RICHARD K. MATROS, Chairman of the Board and Chief Executive Officer, and L. BRYAN SHAUL, Executive Vice President and Chief Financial Officer, and each of them, the attorneys and proxies of the undersigned, each with full power of substitution, to vote all the shares of Common Stock of Sun Healthcare Group, Inc. (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held at The Waldorf Astoria, 301 Park Avenue, New York, NY 10022 at 9:00 a.m., local time, on May 25, 2006, and at any adjournments or postponements thereof, and authorizes and instructs the proxies to vote in the manner directed on the reverse side.

A copy of the Notice of Annual Meeting of Stockholders dated April 10, 2006 and the Proxy Statement dated April 10, 2006 has been received by the undersigned.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSALS SET FORTH HEREIN. IF NO DIRECTION IS MADE BELOW, THIS PROXY WILL BE VOTED FOR THE PROPOSALS ON THE REVERSE SIDE.

(BE SURE TO SIGN AND DATE THE REVERSE SIDE OF THIS FORM)

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